
WURLD

PITCH VIDEO INVESTOR PANEL

INVEST IN **REELWURLD**

The Cinematic Social Network

LEAD INVESTOR

Adrian Low

When Jan Lucanus shared his vision of ReelwUrld, I was immediately sold to its vision. ReelwUrld is a social network where everything you post is part of a movie/TV show. It's super cool to generate contents contributed from individuals across the globe, igniting Co-creation, collaboration, and manifestation towards a better world. ReelwUrld will change the game forever. Life is like a movie, isn't it? Congratulations to Jan and team. This is the future of filmmaking.

Invested $1,000 this round & $1,000 previously

reelwurld.com Los Angeles CA

Technology · Female Founder · B2C · Minority Founder · Entertainment

Highlights

1. 🎬 Everything you post on our social network becomes part of a movie or TV show

2. 🚀 7.5M+ views on our first show produced with our community (Justice For Hire)
3. ✅ App guides the filmmaking process to make it easier to tell great stories
4. 💸 Incubated and accelerated at NYU, UCLA Anderson, StartED, and VentureOut
5. ⭐ Advisors from Marvel, Legion M, the SEC, NASDAQ, FBI, New York Film Academy, Gizmodo
6. 💪 United as fans, we'll have a catalogue of intellectual property larger than any Hollywood studio

Our Team



Jan Lucanus Founder & Chief Executive Officer

Jan is an award-winning filmmaker, creator of the record-setting comic book series Justice For Hire, a 3X Tai Chi World Cup Champion, and a serial entrepreneur. He founded the media production company Creative Impulse Entertainment.



Andra Roxana Stanciu Cofounder & Chief Technology Officer

Andra, an accomplished software engineer and cultural innovator, is focused on building platforms that empower and enable the innate creative in every human.



Autumn Noel Kelly Cofounder & Chief of Narrative

A former staff writer at Newsweek and audience editor at Gizmodo/io9 (with an early stint in political strategy), Autumn believes the power of fandom can actually make the world a better place.

The future of entertainment is YOUR story.

ReelwUrld is a *cinematic* social network where everything you post becomes part of a movie or TV show.

Our **patent-pending** technology allows anyone to create their own character, shoot a scene, and become part of stories being told with a global community.


"We haven't seen technology that allows for fans to tell audio-visual stories set in their favorite franchises. ReelwUrld is building that software, and it can well be a game changer."
JEFF GOMEZ
CEO OF STARLIGHT RUNNER, ADVISOR TO STAR WARS & MARVEL

We bring the cinematic universe model to social media to create a new form of filmmaking where audiences actively participate in the movies and TV shows they are obsessed with (or collectively make their own instead).

We're on the bleeding edge of creator-culture, leveraging TikTok and YouTube audiences in addition to fandoms of movie and TV franchises. The entire world is in film school right now (bc of TikTok). We offer the *cinematic storytelling guidance* that will take everyone to the next level.

We proved ReelwUrld works.

Our first show produced with a community, ***Justice For Hire*** (JFH), has over 7.5M views on TikTok and 450+ cast members worldwide. We all want to be a part of our favorite stories, we just need the right platform. That platform is our app.

Here's how it works:

HOW THE APP WORKS

Using Justice For Hire as an example.


JFH
Tap Your Role:
HERO
Save people and get paid.
CLIENT
Hire a hero to help out.
VILLAIN
Pose as a hero (for now).
If you want to just watch as an audience member, CLIENT is the best choice.

CHOOSE A ROLE


JFH
NAME: AK1_dr
HERO#: 3
TEAM:
The OG's
EDIT PROFILE
ONE-LINER:
Make movies with the world

CREATE YOUR CHARACTER


JFH
Superhero Pose
ACCEPT
Stand, sit, kneel, smirk... whatever you do, show us your inner hero.
The Setting
ACCEPT
We want a peek into your life and the challenges in your neighborhood.
The Set Up
ACCEPT
This is the moment that changed how you look at the

MAKE CONTENT AS YOUR CHARACTER



YOUR CONTENT IMPACTS CINEMATIC UNIVERSE STORY


JFH
SERIES
JFH
01

YOU ARE REMIXED


UNIVERSE EVENT
INTO MOVIES
& SHOWS
REELWURLD

The process is simple—Create your own character and submit content via prompts that correspond to storylines. This content becomes scenes in the cinematic universe,* which are then remixed into the show or movie. Check out Justice For Hire Season 0 to watch this process in action.

*ReelwUrld will host many community-produced movies and shows. This is the impact we've made with our first show, *Justice For Hire*.


JUSTICE FOR HIRE
KEY STATS
7.5M+
views on JFH episode 01
5,100+
shares on episode 01
5 hours
Amount of user-generated content
300+
cast members
76k+
followers on TikTok
564k+
likes on episode 01
5,100+
comments on episode 01
70 hours
Amount of collaborative content (made with JFH and audience together)

Use of funds:

We're on Wefunder because we want YOU to be able to make movies and shows of all genres on ReelwUrld's platform. Our path to get there:

1. Expand our Tech from Web2 to Web3

We have one app for one show right now (it looks like this). We'll expand to a blockchain platform that will house everyone's movies, shows, and cinematic

universes.

2. Expand our Productions

We'll invest in original intellectual properties created on our platform— this means anything you make, and more—so they feel like **the biggest movies and shows** on the planet.

3. Expand our Community

We'll keep raising the bar on our themed events to bring value to our community, as well build brand awareness.


Why We're Raising on WeFunder - Film & TV's Future | Reelw...
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WHY WE'RE RAISING $$
WHY WE'RE RAISING $$
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We simplify the directorial process, which has been overlooked by all editing software providers and social video apps.

Our technology guides storytelling, provides camera and performance direction, and instructs collaboration between cast members. This is what happens on a real film set, and we want to extend that experience to the casts on our social network.


Make MOVIES & SHOWS with the World on an App! - Hollyw...
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We're planning to be profitable in 3-5 years due to accumulating revenue streams.


ACCUMULATING REVENUE STREAMS
Includes revenue from the ReelwUrld app(s), content, and studio as a whole.
Revenue type
Revenue
Production services
Development deals
Advertising
IP licensing
App licensing
In-app purchases
Events
Merchandise
2021
2022
2023
Beyond
YEAR OF RELEASE

We provide value to four global markets but make no mistake, *we are market shaping.*


Market size
We provide value to four global markets but make no mistake,
we are market shaping.
ADVERTISING
$560B
SOCIAL MEDIA
$100B
FILM & VIDEO
$325B
$90B


USER-GENERATED
CONTENT

Here's an example of a revenue model we will explore.

Film studios will hire us to give their brands the ReelwUrld treatment to inject audiences into their stories. Our price tag will start at 150K per 3 month campaign.


Projections
White Labeling
& Service Deals
starting fee
per client
$150K
50
40
30
20
10
0
2
8
14
26
47
2023
2024
2025
2026
2027
clients
(studios, networks,
production companies
& more)

Audiences want to star in and create their entertainment except Hollywood won't let them.

The entire world is in film school right now (bc of TikTok). Everyone is telling their own stories, but not at the scale of Hollywood because we're not creating together.


DISRUPT the Movie & TV Industry, Join a Team from Marvel...
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Autumn Noel Kelly
Co-founder & Chief of Narrative
Watch on YouTube

This WeFunder campaign is part of our story. ReelwUrld must be built with fan ownership. Our goal is to help a billion people be in movies and shows by 2030. Please help us reach our goal by sharing this campaign, investing, or joining the JFH community.

#HeroesUnitingWorldwide

Our Principles

We value giving-first, access, and transparency. **We want our communities to think of us as a resource in their lives.** *Justice For Hire* cast members can schedule Hollywood executive-stye story Development Calls right from our app to workshop their characters and ideas. We offer weekly, donation-based Tai Chi classes where proceeds go to causes suggested by our community. Our professional contacts attend Zoom meetups with our community, always with the intent of making themselves available and helpful to anyone in the JFH and ReelwUrld family.

Perks when you invest


Earn Perks When You Invest
$100
Get's you a Round 1 Investor T-Shirt + you get a shoutout on social media.



$200

Access to ReelwUrld's portfolio of wUrlds through a bundle of Creative Impulse digital comics (over $200 value). Plus, you get the T-shirt and shoutout.

$500

You get a scene with ReelwUrld's CEO in our first show, Justice For Hire. The scene will be featured in the upcoming season. You will also get all previous perks.





$1,000

You or the person of your choice becomes a highlighted character in our first show, Justice For Hire. You will also get all previous perks.

$2,500

Get's you and a friend dinner with the ReelwUrld team (either in-person or remote). You will also get all previous perks.





$5,000

You become the subject for a ReelwUrld camera test. We'll study your personal story and produce a video based on it (you can also use anywhere) that may become a template for future tools we build for our community. You will also get all previous perks.

$10,000

You get a personal world-building development session. This includes insight on how we're building our wUrlds, or help planning your own wUrld. You also get all previous perks.





$25,000

Your own position on the Cap Table. You will also get all previous perks.

$50,000

You receive an Executive Producer credit




on an episode from our first show, Justice For Hire (includes IMBD listing). You will also get all previous perks.
$100,000
You receive an Executive Producer credit on EVERY episode in the next season of our first show, Justice For Hire (includes IMBD listing). You will also get all previous perks.
REELWURLD

A Closing Statement from ReelwUrld™ Founder & CEO Jan Lucanus

ReelwUrld™ is a dream that many of us have had for a long time, and I'm honored to say my life's work is dedicated to making it a reality we all share. So dedicated, in fact, that you may have met me in one of my mobile pitch meeting experiences in a Lyft or Uber. If so, hi again! If not, welcome, and here's a recap video on what I personally put into getting the word out on this vision:


Entrepreneur Drives Lyft to Promote Movie App in Hollywoo...
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1.
The Personal Touch
One: The personal touch.
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I have a large body of work on how media is shifting to empower audience creativity. **Cinema is a language we all know how to read, but few of us know how to write.** Now, because of the behavioral shifts in culture made obvious by the likes of TikTok, the entire world is in film school.

the lines of TikTok, the entire world is in film school.

ReelwUrld™ is here to help guide us to capture the cinema of our own lives, in the real world, and our cinematic social network interconnects those stories.

Whether you want to make short videos, episodic movies or shows, or build epic cinematic universes with people across the world, our collective passion for storytelling unites us all. I look forward to seeing your story in the ReelwUrld™.

With Love,

Jan Lucanus, aka the guy in this video:


The “I Have A Dream” Speech (if it were for Fandom, LARPe...
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AND IT'S FAR
TIME WE ENTER
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Invest in progress at wefunder.com/reelwurld
reelwurld

Related Links:

[Join the cast of our first show]

[Justice For Hire, explained]

[ReelwUrld's Impact Timeline]

[Why ReelwUrld Is a Film Studio Meets a Tech Company]

[ReelwUrld's “Your Cinematic Universe” Panel at New York Comic Con 2020]

[We Are Not Entertained: ReelwUrld's Creator-First Positivity Model]

Downloads

ReelwUrld Pitch Deck

ReelwUrld - Creative Impulse Intellectual Property Catalogue.